United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2017
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Vale approves the payment of shareholder remuneration

Rio de Janeiro, December 14th, 2017 – Vale S.A. (Vale) informs that, at the Board of Directors meeting held today, it was approved the payment of shareholder remuneration in the form of interest on equity of R$ 2,182,466,504.43, equivalent to R$ 0.419912462 per outstanding share, based on the number of outstanding shares today (5,197,432,092).

The above-mentioned interest on equity will be considered as a component of the allocation of income of the period to end on December 31st, 2017.

The payment will occur on March 15th, 2018, along with a potential complement to the minimum remuneration required for the current fiscal year.

The payment of shareholder remuneration related to the fiscal year of 2017, to occur on March 2018, substitutes the procedure provided at Vale’s current shareholder remuneration policy, which establishes the payment of shareholder remuneration in April. Additionally, Vale informs that the new shareholder remuneration policy will be announced until March 30th, 2018.

Payment of remuneration details

1.
Record date for the owners of Vale shares traded on the B3 will be on December 21st, 2017 and for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) and Euronext Paris will be on December 26th, 2017.

2.
Vale's shares will start trading ex-dividends on the B3, NYSE and Euronext Paris as of December 22nd, 2017.

3.
According to the Brazilian law, the distribution of interest on equity is subject to the deduction of withholding income tax, except for the exempt beneficiaries that prove meeting the legal conditions for the exemption.

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Andre Werner: andre.werner@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Andrea Gutman: andrea.gutman@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Claudia Rodrigues: claudia.rodrigues@vale.com
Denise Caruncho: denise.caruncho@vale.com
Mariano Szachtman: mariano.szachtman@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date December 14, 2017	By:	/s/ André Figueiredo
Director of Investor Relations